Exhibit 99.1

JX Luxventure Signs Blockbuster USD20,000,0000 Strategic Annual Cooperation Agreement

HAIKOU, China, January 15, 2025 /PRNewswire/ JX Luxventure Group Inc. (Nasdaq: JXG) (the “Company”), a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions, today announced that, on January 13, 2025, Jinxuan (Hainan) Holding Group Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into and executed a 2025 Strategic Annual Cooperation Agreement (the “Agreement”) with  Hainan Cross-border E-Commerce Association (“HCEA”). We anticipate that this Agreement will start a long-term strategic partnership collaboration between the parties, and that HCEA will meet its target of selling US$20,000,000 worth of cross-borders products within one year, as stated in the Agreement.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company, commented: “Hainan Free Trade Port has created remarkable opportunities for the cross-border e-commerce industry. We believe that this $20 million procurement order marks just the beginning for the Company to implement such an opportunity. Through technological innovation, resource integration, and compliance support, we will empower more small and medium-sized enterprises to access global markets, achieve sustainable growth, and bring new energy to the global trade ecosystem.”

About JX Luxventure Group Inc.

Headquartered in Haikou, China, JX Luxventure Group Inc. is a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions. To learn more about the Company, please visit its corporate website at https://www.jxluxventure.com/en/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Group Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Group Inc.

For further information please contact: